EXHIBIT 21
LIST OF SUBSIDIARIES
     SCOTT’S LIQUID GOLD-INC. (the “Company”) wholly owns seven subsidiaries:
     Advertising Promotions Incorporated
     Aquafilter Corporation (inactive)
     Colorado Product Concepts, Inc.
     Neoteric Cosmetics, Inc.
     SLG Chemicals, Inc.
     SLG Plastics, Inc.
     SLG Touch-A-Lite, Inc. (inactive)
     All of the foregoing subsidiaries are incorporated in the State of Colorado.